                 UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


In the Matter of              :

ALLEGHENY POWER SYSTEM, INC.  :
Hagerstown, Maryland
                              :
MONONGAHELA POWER COMPANY                    CERTIFICATE
Fairmont, West Virginia       :
                                                  OF
THE POTOMAC EDISON COMPANY    :
Hagerstown, Maryland                         NOTIFICATION
                              :
WEST PENN POWER COMPANY
Greensburg, Pennsylvania      :

(70-6358)                     :

Public Utility Holding        :
Company Act of 1935
                              :


     This is to certify that Allegheny Power System, Inc.
(ALLEGHENY) and Allegheny Pittsburgh Coal Company (AP COAL) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission, dated January 2, 1980.

     On March 14, 1997, ALLEGHENY made an interest bearing open account advance to AP COAL in the amount of $2,446,004.79. This
Certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.


                                   ALLEGHENY POWER SYSTEM, INC.